EXHIBIT 99.2

PENN WEST REPORTS SECOND QUARTER 2014 AVERAGE
PRODUCTION OF 108,130 BOE PER DAY

Maintains 2014 production guidance of 101,000 – 106,000 boe per day

FOR IMMEDIATE RELEASE, July 29, 2014

PENN WEST PETROLEUM LTD. (TSX: PWT) (NYSE: PWE) ("Penn West", "we", "our", "us" or the "Company") today reported second quarter 2014 average production of 108,130 barrels of oil equivalent ("boe") per day (64 percent oil and liquids) and maintained 2014 production guidance of 101,000 – 106,000 boe per day. Penn West also reported other key operating results for the second quarter of 2014 and provided a preliminary report on third quarter 2014 operated development activity.

“Our solid second quarter production reflects a significant improvement in the reliability of our base volumes and continued strong development in our core light oil areas,” said Dave Roberts, President and CEO. “We remain confident that we are on track to deliver on 2014 production guidance and we continue to build on the substantial operational and structural improvements we have made to the business in the past year.”

In a separate news release today, Penn West announced that the Audit Committee of the Company's Board of Directors is conducting a voluntary, internal review of certain of its accounting practices and that the Board of Directors of Penn West, acting on the recommendation of the Audit Committee, has concluded that certain of the Company's historical financial statements must be restated.

Although the review is not yet complete, Penn West wishes to emphasize that the review does not affect previously disclosed cash and debt balances or previously released 2014 production guidance.  Neither does the review affect operations, strategy and anticipated growth going forward. Operationally, the enterprise continues to improve and we remain on track to deliver on our strategic long-term plan.  In accordance with the Company's customary practice, we will be hosting a conference call and webcast presentation to discuss our second quarter results following the filing of our second quarter financial statements and management's discussion and analysis.

PROGRESS AGAINST OUR LONG-TERM PLAN

Demonstrating the substantial progress we have made with respect to the key elements of our long-term plan and achievements over the past year, we have:

o	Focused the Portfolio
▪	Reduced our core areas of development from as many as eight down to three – Cardium, Slave Point and Viking
•	Focused on conventional light oil
▪	Allocated over 80 percent of our development capital to our three core light oil areas
▪	Through non-core dispositions, reduced our net wellbore count by approximately 3,500 wells (approximately 20 percent of total wellbores), of which approximately 1/3 were non-producing

o	Improved Capital Efficiency
▪	We believe focusing on fewer core areas has allowed us to become best-in-class operators in the Cardium, Slave Point and Viking
▪	Achieved the following drilling cycle-time improvements:
•	Cardium – from 22 days to 8 days on average
•	Viking – from 8 days to 2 days on average
•	Slave Point – pacesetter well drilled in just under 14 days
▪	Focused on operational consistency and stability in 2014 across all business areas which has led to improved efficiency and greater reliability in our production performance

o	Improved Costs & Netbacks
▪	Significantly reduced costs in the business
▪	Reduced enterprise headcount by over 1,000 personnel (approx. 46 percent) from our peak in the fall of 2012, significantly reducing general and administrative expenses
▪	Strategic focus on conventional light oil expected to lead to improved netbacks
▪	Initiated cultural change – the enterprise is now aligned in improving the cash generating power of every barrel we produce

o	Focus on the Balance Sheet
▪	Completed approximately $700 million in divestitures, of which, the majority of proceeds have been applied to debt repayment, increasing our financial flexibility

“Improving cycle times and increasing pace in our core areas remain our key focus for the remainder of 2014,” said Mr. Roberts. “Looking beyond 2014, we continue to create processes that streamline our drilling inventory build-out – from idea generation to ready-to-drill. We now have our 2015 development plan largely in place and expect to have our 2016 drilling inventory plans completed by year-end 2014.”

OPERATED DEVELOPMENT ACTIVITY

Operations were limited during the second quarter of 2014 due to spring break-up, allowing us to further assess performance from our first quarter drilling program and evaluate additional opportunities to continue reductions in our cost structures and cycle times. In the second quarter, Penn West drilled 10 (10 net) light oil wells with a success rate of 100 percent, eight (8.0 net) wells were drilled in the Viking and one each was drilled in the Cardium (1.0 net) and the Slave Point (1.0 net).

Taking advantage of favourable weather conditions in the field, we kicked-off our second half 2014 development program early in July with eight rigs currently operating in our light oil areas. We remain on track to complete the planned 210 well development program for 2014.

The table below summarizes the second quarter drilling, completions and tie-in activity:

Table 1: Second Quarter 2014 Light Oil Development Summary

			Number of Wells
	Drilled		Completed		On production
Business Unit	Gross	Net	Gross	Net	Gross	Net
Cardium	1.0	1.0	8.0	8.0	10.0	8.5
Viking	8.0	8.0	-	-	-	-
Slave Point	1.0	1.0	4.0	4.0	4.0	4.0
Total	10.0	10.0	12.0	12.0	14.0	12.5

CARDIUM

In the Cardium we have reduced the number of days to drill a well from 22 days to eight days on average, which we believe is best amongst our competitors in the play. With limited activity in the quarter, drilling and completion costs remain unchanged and we believe we continue to set the industry benchmark in the play. The drilling program in the second half of 2014 will feature more multi-well pads that will provide cost efficiencies and drive incremental cost savings.

Importantly, during the second quarter of 2014, we secured operatorship of the Pembina Cardium Unit #11 ("PCU #11") in the Pembina field which we believe has significant potential for us. This is a substantial field in the Cardium that has not had any meaningful capital investment over the past several years. We are currently in the process of completing a technical evaluation of PCU #11 and expect to have an initial six well development program commencing in 2015.

In July 2014, we commenced our 30 well program in the Willesden Green area and currently have three drilling rigs operating. Our development plan for the second half of 2014 adds a fourth drilling rig in August and a fifth rig in October to complete all drilling activity for the year.

In the Pembina area, second half 2014 activities are planned in the Lodgepole and Pembina Cardium Unit #9 ("PCU #9") areas. Drilling activity began on a seven well program in Lodgepole with one rig in July. Once completed, that rig is scheduled to move to PCU #9 to begin a nine well program later in the year.

During our second half 2014 program, water flood activities are scheduled to continue in Willesden Green and Pembina as we continue to assess expansion of our water flood program in 2015. Generally, our waterflood programs throughout the Cardium area are proceeding, consistent with our long-term plan, and are performing in-line with expectations. Over time, we expect that these programs will have the potential to mitigate natural declines and increase the ultimate recovery of light oil resource in our Cardium areas.

VIKING

During the second quarter of 2014, we drilled eight wells in the Viking as we continued to benefit from what we believe is our industry leading operational results in the area. Our second half 2014 program is significant with 100 wells planned and approximately 75 wells scheduled to be on production by the end of the year. In southwestern Saskatchewan, recent wet weather has caused a minor delay in our Viking program where we have two rigs currently operating to execute our development program in the second half of 2014.

Leveraging off the positive results of our 16 wells-per-section down-spacing program earlier in the year, we will continue to test down-spacing programs across the play. As the largest acreage holder in the core of the Viking play, an expanded down spacing program would significantly increase the existing 400-500 drilling locations we have estimated. In our second half program we also plan to reduce our cost per well to below $800,000 from what we believe to already be a best-in-class cost of $840,000.

SLAVE POINT

We continue to test various drilling and completions techniques in the Slave Point Carbonates, as we focus on optimizing production performance, recoveries, cycle-times and per well costs. Throughout the second quarter of 2014, we continued to monitor the results of our drilling program from earlier in the year.

In Otter, production performance on our first long-reach (3,200 meter) lateral wells is in-line with expectations. We are now monitoring these wells for longer-term performance before broader implementation of this design. In the Red Earth area the two wells we drilled in the first quarter of 2014 continue to perform above our expectations. In Sawn, the results of our first nitrogen fracture wells experienced average 30-day initial production rates that significantly exceeded our type curve. As in Otter, we are now monitoring these wells for longer-term performance.

Our second half 2014 development activities in the Slave Point include a selective seven well drilling program which began in July 2014, five of which are anticipated to be on production by the end of 2014. The goal of this program is to continue with assessment of each of the areas within the Slave Point, testing various drilling and completions techniques. To be competitive internally, per well drilling and completion costs need to be $4.5 million or lower. Currently, average per well drilling and completion costs in our Slave Point program are running in the $5.1 million range. We believe the required 12 percent reduction in costs is achievable and that the Slave Point will be a significant component of our development program in future years as communicated in our long-term plan.

DUVERNAY

Subsequent to the end of the second quarter of 2014, we spudded the 7-16 horizontal well targeting the Duvernay during the first week of July as planned. We anticipate having the well completed and on production in late fall of 2014.

THIRD QUARTER ACTIVITY SUMMARY

The third quarter of 2014 represents a significant milestone for Penn West as we progress toward building the internal capacity to execute on our strategic long-term plan. Having attained competitive drilling and completion costs and cycle times in each of our core areas over the past six months, we must now increase the pace and cadence of these activities to achieve our goals. The third quarter is the first quarter in which we plan to increase development activities in the Cardium and Viking and our goal is to do so while maintaining these competitive cost and cycle time measures.

In the Cardium, the third quarter operated development plan implies an average of eight new well spuds per month. As we progress through our long-term plan, years four and five contemplate us drilling upwards of 200 Cardium wells per year and imply an average of approximately 15-20 new well spuds per month.  By design, the strategy contemplates the gradual and measured internal development of this capability to ensure success.

Further to the comments above within the play discussions, our development activities for the third quarter, and in particular our "on production" activity, is weighted toward September in which 31 of the 52 planned wells are expected to be tied-in. Consequently, our drilling and completion efforts early in the third quarter will have a greater impact on fourth quarter production volumes than on third quarter production volumes.

In the third quarter, we also have regularly scheduled repair and maintenance turnaround activities which are expected to impact quarterly average volumes by 2,000 – 3,000 boe per day.

Table 2: Third Quarter 2014 Planned Light Oil Operated Development Summary

Business Unit	Development Capital ($MM)	Planned Wells Spud	Planned Wells On Production
Cardium	87	24	7
Viking	64	45	40
Slave Point	44	7	5
Other	20	8	0
Total	215	83	52

PRODUCTION

Penn West’s second quarter 2014 average production of 108,130 boe per day (64 percent oil and liquids) includes 2,428 boe per day of adjustments resulting primarily from closing amendments on asset divestitures completed earlier in the year. Accordingly, second quarter production performance was 105,702 boe per day net of adjustments.

HEDGING

As of July 1, 2014, we are now participating fully in the currently strong crude oil price environment with the last of our WTI hedge positions expiring on June 30, 2014. This allows us to immediately realize 100 percent of current market pricing which currently exceeds our 2014 budget assumption by approximately $10 per barrel. Moving forward, our hedging activities on the crude oil side of the business will be focused on physical arrangements with end users with a goal to increase our netbacks and improve profitability.

Oil and Gas Information Advisory

Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, we believe utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our 2014 production guidance; our belief that we are on track to deliver on 2014 production guidance and that we can continue to build on the substantial operational and structural improvements we have made to the business in the past year; our belief that the internal review does not affect previously disclosed cash and debt balances, previously released 2014 production guidance, or our operations, strategy and anticipated growth going forward; our belief that operationally the enterprise continues to improve and we remain on track to deliver on our strategic long-term plan; our belief that our strategic focus on conventional light oil will lead to improved netbacks; our intention that improving cycle times and increasing pace in our core areas will remain our key focus for the remainder of 2014; our intention to continue to create processes that streamline our drilling inventory build-out; our expectation to have our 2016 drilling inventory plans completed by year-end 2014; our belief that there are additional opportunities to continue reductions in our cost structures and cycle times; our belief that we remain on track to complete the planned well development program for 2014; our operational plans for the balance of 2014 in the Cardium, Viking, Slave Point and Duvernay areas, including: in the Cardium area, our intention that the drilling program in the second half of 2014 will feature more multi-well pads that will provide cost efficiencies and drive incremental cost savings, our belief that PCU #11 in the Pembina field has significant potential for us and our expectation to have an initial development program on the unit commencing in 2015, in the Willesden Green area our intention that the development plan for the second half of 2014 will add another drilling rig in August and in October to complete all drilling activity for the year, our intention that in the Pembina area second half 2014 activities will proceed in the Lodgepole and PCU #9 areas and our intention that a rig will move to PCU #9 to begin a drilling program later in the year, our intention that during our second half 2014 program water flood activities are scheduled to continue in Willesden Green and Pembina as we continue to assess expansion of our water flood program in 2015, and our belief that over time we expect that our water flood programs will have the potential to mitigate natural declines and increase the ultimate recovery of light oil resource in our Cardium areas; in the Viking area, our intention that our second half 2014 program will be significant and the number of wells planned to be drilled and on production by the end of the year, our intention to continue to test down-spacing programs across the play and our belief that an expanded down spacing program would significantly increase the existing number of drilling locations we have estimated, and our goal in our second half program to reduce our cost per well and our target; in the Slave Point area, our intention to continue to test various drilling and completions techniques in the Slave Point Carbonates as we focus on optimizing production performance, recoveries, cycle-times and per well costs, our plan that our second half 2014 development activities in the Slave Point will include a selective drilling program and the number of wells to be drilled and on production by the end of 2014, our goal to continue with assessment of each of the areas within the Slave Point, testing various drilling and completions techniques, our belief that the required reduction in drilling and completion costs to make wells competitive internally is achievable and that the Slave Point will be a significant component of our development program in future years; in the Duvernay area, our plan to have the recently spudded well completed and on production in late fall of 2014; our belief that the third quarter of 2014 represents a significant milestone for us as we progress toward building the internal capacity to execute on our strategic long-term plan; our plan in the third quarter to increase development activities in the Cardium and Viking and our goal to do so while maintaining our competitive cost and cycle time measures; in the Cardium, the plan that in the third quarter our operated development plan will include an average of eight new well spuds per month, that years four and five of our long-term plan contemplate us drilling upwards of 200 Cardium wells per year and imply an average of approximately 15-20 new well spuds per month, and our intention that this strategy contemplates the gradual and measured internal development of this capability to ensure success; our plan that our development activities for the third quarter, and in particular our "on production" activity, are weighted toward September in which 31 of the 52 planned wells are expected to be tied-in, and our belief that our drilling and completion efforts early in the third quarter will have a greater impact on fourth quarter production volumes than on third quarter production volumes; our plan in the third quarter to conduct regularly scheduled repair and maintenance turnaround activities which are expected to impact quarterly average volumes by 2,000 – 3,000 boe per day; all information in Table 2 titled "Third Quarter 2014 Planned Light Oil Operated Development Summary"; and our intention that moving forward our hedging activities on the crude oil side of the business will be focused on physical arrangements with end users with a goal to increase our netbacks and improve profitability.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the terms and timing of asset sales to be completed under our ongoing program to sell non-core assets; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand; the impact of weather conditions on our ability to execute capital programs; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including those discussed herein; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; and the other factors described in our public filings (including our Annual Information Form)

available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com
Clayton Paradis, Manager, Investor Relations
Phone:  403-539-6343
E-mail: clayton.paradis@pennwest.com

Media Contact:
Alan Bayless, Longview Communications Inc.
Phone: 604-417-9645
Email: abayless@longviewcomms.ca